UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Announces Cancellation of Scrip Dividend Programme from Second Quarter
2014
THE HAGUE, May 22, 2014/PRNewswire-FirstCall/ --
Royal Dutch Shell plc ("Shell") (NYSE:RDS.A) (NYSE:RDS.B) announces the cancellation of its Scrip Dividend Programme ("the Programme") with effect from the second quarter 2014 Interim Dividend onwards. The cancellation means that the second quarter 2014 Interim Dividend and future dividends will be settled entirely in cash, rather than offering a share-based alternative. This decision will allow for a more efficient share buy-back programme.
Shareholder distributions in 2013, including dividends announced and share buy-backs, totalled $16 billion, underscoring Shell's commitment to shareholder returns.
The first quarter 2014 dividend was increased by over 4%, to an annualised level of some $11.8 billion, and first quarter 2014 share buy-backs of B shares were
$1.2 billion.
Shell intends to continue with share buy-backs, subject to share price considerations and the capital requirements of the Group. The expectation is that buy-backs will offset prior dilution created by scrip dividends by the end of 2015, with approximately 135 million ordinary shares currently outstanding, as well as shares from any uptake on the Programme related to the dividend in the first quarter of 2014.
It has recently been less attractive for Shell to buy-back A shares rather than
B shares due to Dutch dividend withholding tax effects. Cancellation of the
Programme is anticipated to remove the Dutch dividend withholding tax costs for
Shell on A shares being bought back. Accordingly, Shell will continue to opt for the line of stock for buy-backs that is the least expensive on an "all-in"
basis, and it is anticipated that Shell will now be able to buy-back A shares again.
As a result of the Programme cancellation, no scrip dividend will be offered for
Shell's second quarter 2014 interim dividend, to be announced on 31 July 2014.
The first quarter 2014 Interim Dividend, payable on 26 June 2014, is not affected and provides eligible shareholders with a choice to receive that dividend in cash or in shares via the Programme. Eligible shareholders who have previously elected to receive new shares under the Programme will automatically receive dividends in cash from the second quarter 2014 Interim Dividend onwards.
Shareholders are reminded that cash dividends on A shares and B shares will be paid in Euro and Pound Sterling respectively, unless shareholders elect to receive the alternative currency. Cash dividends on ADS will continue to always be paid in US Dollar. More information on Shell's dividend and the choices it offers to shareholders can be found in the Investor Centre on Shell's website
(http://www.shell.com/investor ).
Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
''Subsidiaries'', "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to "joint ventures" and companies over which Shell has significant influence but neither control nor joint control are referred to as
"associates". In this announcement, joint ventures and associates may also be referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our
23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
"anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks",
"schedule", "seek", "should", "target", "will" and similar terms and phrases.
There are a number of factors that could affect the future operations of Royal
Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d)
drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i)
the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended December 31, 2013 (available at http://www.shell.com/investor and
http://www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, 22 May 2014. Neither Royal Dutch Shell plc nor any of its
subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
We may have used certain terms, such as resources, in this announcement that
United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

    Enquiries
    Shell Media Relations
    International: +44-207-934-5550
    Americas: +1-713-241-4544

    Shell Investor Relations
    Europe: +31-70-377-4540
    United States: +1-832-337-2034

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 22 May 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary